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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **August 2007**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date:___August 3, 2007___	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)



NOTICE TO SHAREHOLDERS

Royal Standard Minerals Inc.
(Continued under the New Brunswick Corporation Act)

(An Exploration Stage Company)

(Expressed in United States Dollars)
Consolidated Financial Statements
(Unaudited)

For the Three Months Ended April 30, 2007

Responsibility for Consolidated Financial Statements

The accompanying unaudited interim consolidated financial statements for Royal Standard Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the audited January 31, 2007 consolidated financial statements. Only changes in accounting information have been disclosed in these unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of these unaudited interim consolidated financial statements, management is satisfied that these unaudited interim consolidated financial statements have been fairly presented.

The independent auditor of Royal Standard Minerals Inc. has not performed a review of the unaudited consolidated financial statements for the three months ended April 30, 2007 and April 30, 2006.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Balance Sheets
(Unaudited)

	April 30, 2007		January 31, 2007
Assets			
Current assets			
Cash and cash equivalents	$ 10,835,641	$	9,654,288
Short-term investments	103,389		433,699
Marketable securities	108,429		86,124
Sundry receivables and prepaids	89,712		141,827
Due from related parties (Note 9)	131,999		122,386
	11,269,170		10,438,324
Reclamation bond	181,767		181,767
Mineral properties (Note 3)	9,088,607		7,788,107
Equipment, net (Note 4)	1,911,139		2,056,392
	$ 22,450,683	$	20,464,590
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	$ 273,681	$	202,157
	273,681		202,157
Asset retirement obligation	181,767		181,767
	455,448		383,924
Shareholders' Equity			
Share capital (Note 5)	27,828,669		25,403,464
Shares to be issued (Note 6)	79,838		-
Warrants (Note 6)	2,937,889		3,546,935
Contributed surplus	6,063,609		6,025,637
Deficit	(14,937,075)		(14,895,370)
Accumulated other comprehensive income	22,305		-
	21,995,235		20,080,666
	$ 22,450,683	$	20,464,590

Going Concern (Note 1)
Commitments and Contingencies (Note 2)
Subsequent Events (Note 11)

The accompanying notes are integral part of these unaudited consolidated financial statements.



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
(Unaudited)

	Three Months Ended April 30,		Cumulative from date of inception of exploration phase
	2007	2006	
Gold Wedge Project			
Opening balance	$ 6,153,207	$ 2,636,862	$ -
Property acquisition costs	57,496	10,070	563,895
Travel	1,441	-	213,994
Mine development costs	53,838	-	794,971
Drilling	12,235	302,011	290,651
General exploration	-	-	133,353
Professional fees	-	-	72,636
Consulting fees and payroll	344,903	-	2,669,829
Office and general	216,275	50,975	632,243
Analysis and assays	49,104	-	143,826
Supplies, equipment and transportation	435,025	-	1,808,126
Activity during the period	1,170,317	363,056	7,323,524
Closing balance	$ 7,323,524	$ 2,999,918	$ 7,323,524
Pinon Project			
Opening balance	$ 1,148,259	$ 762,285	$ -
Property acquisition costs	-	-	425,570
Travel	-	-	11,850
Drilling	-	-	130,600
General exploration	-	-	7,765
Professional fees	-	-	66,273
Office and general	11,838	41,611	55,545
Geologist	-	-	32,653
Consulting fees and payroll	18,933	-	213,835
Reclamation costs	-	-	167,785
Analysis and assays	-	-	66,871
Supplies, equipment and transportation	-	-	283
Activity during the period	30,771	41,611	1,179,030
Closing balance	$ 1,179,030	$ 803,896	$ 1,179,030

The accompanying notes are integral part of these unaudited consolidated financial statements.



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
(Unaudited)

| | Three Months Ended April 30, | | Cumulative from date of inception of exploration phase |
	2007	2006	
Railroad Project			
Opening balance	$ **215,813**	$ 175,670	$ -
Property acquisition costs	**-**	-	215,813
Activity during the period	**-**	-	215,813
Closing balance	$ **215,813**	$ 175,670	$ 215,813
Fondaway Project			
Opening balance	$ **162,778**	$ 127,652	$ -
Property acquisition costs	**97,935**	-	260,362
Analysis and assays	**-**	-	351
Activity during the period	**97,935**	-	260,713
Closing balance	$ **260,713**	$ 127,652	$ 260,713
Como Project			
Opening balance	$ **108,050**	$ 108,050	$ -
Property acquisition costs	**-**	-	35,695
Travel	**-**	-	2,806
Geologist	**-**	-	5,098
Consulting fees and payroll	**-**	-	41,532
Rent	**1,477**	-	55,052
Analysis and assays	**-**	-	9,138
Written off	**-**	-	(39,794)
Activity during the period	**1,477**	-	109,527
Closing balance	$ **109,527**	$ 108,050	$ 109,527

The accompanying notes are integral part of these unaudited consolidated financial statements.



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
(Unaudited)

	Three Months Ended April 30,		Cumulative from date of inception of exploration phase
	2007	**2006**	
Manhattan Project			
Opening balance	$ -	$ -	$ -
Property acquisition costs	-	-	27,707
Travel	-	-	28,253
General exploration	-	-	63,219
Consulting fees and payroll	-	-	47,743
Analysis and assays	-	-	25,601
Written off	-	-	(192,523)
Activity during the year	-	-	-
Closing balance	$ -	$ -	$ -
Other Projects			
Opening balance	$ -	$ -	$ -
Cumulative expenditures from date of inception	-	-	3,410,396
Expenditures during the period	-	-	161,548
Written off	-	-	(3,571,944)
Activity during the year	-	-	-
Closing balance	$ -	$ -	$ -
TOTAL	**$ 9,088,607**	$ 4,215,186	$ 9,088,607

The accompanying notes are integral part of these unaudited consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Operations
(Unaudited)

		Three Months Ended April 30,		Cumulative from date of inception June 26, 1996
		2007	2006	
Expenses				
General and administrative (Note 10)	$	**140,942** $	80,147 $	2,640,684
Consulting fees and payroll		**307,053**	236,862	1,820,830
Stock-option compensation		**-**	-	4,768,878
General exploration		**22,279**	-	174,330
Amortization		**145,253**	100,768	916,047
		615,527	417,777	10,320,769
Loss before the following		**(615,527)**	(417,777)	(10,320,769)
Interest income		**100,620**	9,250	510,654
Repayment of interest		**-**	-	(67,117)
Write-off of advances to related company		**-**	-	(75,506)
Write-off of mineral properties		**-**	-	(3,798,864)
Gain on disposal of marketable securities		**-**	-	47,988
Write-down of marketable securities		**-**	-	(407,105)
Loss on sale in mineral property		**-**	-	(474,187)
Foreign exchange gain (loss)		**473,202**	(454,942)	388,571
Net loss	$	**(41,705)** $	(863,469) $	(14,196,335)
Basic and diluted loss per share (Note 8)	$	**(0.00)** $	(0.01)	

The accompanying notes are integral part of these unaudited consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statement of Other Comprehensive Loss
(Unaudited)

	Three Months Ended April 30, 2007
Net loss	$ (41,705)
Other comprehensive loss	
Net unrealized losses on available-for-sale marketable securities	(10,291)
Total other comprehensive loss	$ (51,996)

The accompanying notes are integral part of these unaudited consolidated financial statements.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)

		Three Months Ended April 30,			Cumulative from date of inception
		2007		2006	June 26, 1996
Share Capital					
Balance at beginning of period	$	25,403,464	$	11,832,670	$ 2,513,184
Private placements, net of issue costs		-		12,530,379	21,776,134
Warrants valuation		-		(6,643,382)	(4,649,811)
Shares issued for mineral properties		-		-	972,579
Shares issued on stock options exercised		215,560		-	701,458
Fair value of stock options exercised		-		-	197,588
Shares issued on warrants exercised		1,659,467		2,400,453	5,795,543
Fair value of warrants exercised		550,178		674,096	1,636,147
Shares issued for services		-		-	184,590
Cancellation of shares held in escrow		-		-	(1,425,413)
Shares issued to brokers as compensation		-		-	126,670
Balance at end of period	$	27,828,669	$	20,794,216	$ 27,828,669
Shares to be issued					
Balance at beginning of period	$	-	$	119,325	$ -
Activity during the period		79,838		(9,325)	79,838
Balance at end of period	$	79,838	$	110,000	$ 79,838
Warrants					
Balance at beginning of period	$	3,546,935	$	1,440,009	$ -
Fair value of warrants issued		-		6,643,382	4,649,811
Fair value of warrants exercised		(571,074)		(674,096)	(1,657,043)
Fair value of warrants expired		(37,972)		-	(54,879)
Balance at end of period	$	2,937,889	$	7,409,295	$ 2,937,889
Contributed Surplus					
Balance at beginning of period	$	6,025,637	$	2,364,866	$ -
Cancellation of shares held in escrow		-		-	1,425,413
Fair value of stock options granted		-		-	4,780,905
Fair value of stock options exercised		-		-	(197,588)
Expired warrants		37,972		-	54,879
Balance at end of period	$	6,063,609	$	2,364,866	$ 6,063,609

The accompanying notes are integral part of these unaudited consolidated financial statements.



- 8 -

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
**Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)**

	Three Months Ended April 30,		Cumulative from date of inception
	2007	2006	June 26, 1996
Deficit			
Balance at beginning of period	**$ (14,895,370)**	$ (9,463,890)	$ (740,740)
Net loss	**(41,705)**	(863,469)	(14,196,335)
Balance at end of period	**$ (14,937,075)**	$ (10,327,359)	$ (14,937,075)
Accumulated other comprehensive income			
Balance at beginning of period	**$ -**	$ -	$ -
Transition adjustments [1]	**32,596**	-	32,596
Net unrealized losses on available-for-sale marketable securities	**(10,291)**	-	(10,291)
Balance at end of period	**$ 22,305**	$ -	$ 22,305
Total Shareholders' Equity	**$ 21,995,235**	$ 20,351,018	$ 21,995,235

[1] Transition adjustments relate to the adoption of the new financial instruments accounting standards. Refer to Note 2.

The accompanying notes are integral part of these unaudited consolidated financial statements.



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Unaudited)

		Three Months Ended April 30,		Cumulative from date of inception
		2007	2006	June 26, 1996
Cash and cash equivalents provided by (used in):				
Operating activities				
Net loss	$	**(41,705)** $	(863,469) $	(14,196,335)
Operating items not involving cash:				
Amortization		**145,253**	100,768	916,047
Stock-option compensation		**-**	-	4,768,878
Stock options exercised in lieu of bonus		**215,560**	-	215,560
Write-off of bad debt		**-**	-	20,950
Write-off of mineral properties		**-**	-	3,798,864
Loss on sale of mineral properties		**-**	-	474,187
Gain on disposal of marketable securities		**-**	-	(47,988)
Write-down of advances to related company		**-**	-	75,506
Write-down of marketable securities		**-**	-	407,105
Foreign exchange gain		**(99,338)**	-	(99,338)
Changes in non-cash working capital:				
Sundry receivables and prepaids		**52,115**	(9,009)	(158,506)
Accounts payable and accrued liabilities		**71,524**	360,695	273,681
Cash provided by (used in) operating activities		**343,409**	(411,015)	(3,551,389)
Financing activities				
Issue of common shares, net of issue costs		**1,659,467**	14,811,507	31,769,948
Shares to be issued		**58,942**	110,000	58,942
Repayment from (loans to) related parties		**(9,613)**	-	(207,505)
Cash provided by financing activities		**1,708,796**	14,921,507	31,621,385
Investing activities				
Funds held in trust		**-**	(106,796)	(20,950)
Sale (purchase) of short-term investments		**330,310**	(16,688)	(103,389)
Additions to mineral properties		**(1,300,500)**	(404,667)	(14,026,797)
Purchase of equipment		**-**	(333,465)	(2,827,187)
Purchase of marketable securities		**-**	-	(1,057,976)
Proceeds on disposal of marketable securities		**-**	-	690,859
Proceeds on sale of mineral properties		**-**	-	11,747
Cash (used in) investing activities		**(970,190)**	(861,616)	(17,333,693)
Change in cash and cash equivalents		**1,082,015**	13,648,876	10,736,303
Effect of translation on foreign currency		**99,338**	-	99,338
Cash and cash equivalents, beginning of period		**9,654,288**	795,095	-
Cash and cash equivalents, end of period	$	**10,835,641** $	14,443,971 $	10,835,641

The accompanying notes are integral part of these unaudited consolidated financial statements.



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended April 30, 2007
(Unaudited)

1.   **The Company and Operations**

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and silver resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board. The Company is in the exploration stage and has adopted the Accounting Guideline 11 as required by the Canadian Institute of Chartered Accountants ("CICA") Handbook. The date of inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI").

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of the exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

2.   **Basis of Presentation and Accounting Policies**

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The Company's ability to continue its operations is dependent upon obtaining necessary financing to complete the development of its properties and/or the realization of the proceeds from the sale of one or more of its properties. These financial statements do not include adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue in business.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three month period ended April 30, 2007 may not necessarily be indicative of the results that may be expected for the year ended January 31, 2008.

The consolidated balance sheet at January 31, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended January 31, 2007, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended January 31, 2007.



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended April 30, 2007
(Unaudited)

2.   Basis of Presentation and Accounting Policies (Continued)

Financial instruments, comprehensive income (loss) and hedges

In January 2005, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Sections 3855, "Financial Instruments – Recognition and Measurement", 1530, "Comprehensive Income", and 3865, "Hedges". These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods have not been restated. The Company has adopted these new standards effective February 1, 2007.

(a) Financial instruments - recognition and measurement

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

- All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;
- All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and
- All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

(b) Comprehensive income (loss)

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

(c) Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended April 30, 2007
(Unaudited)

2.   **Basis of Presentation and Accounting Policies (Continued)**

Financial instruments, comprehensive income (loss) and hedges (continued)

(d) Impact upon adoption of Sections 1530, 3855 and 3865

The primary impact on the consolidated financial statements resulting from the adoption of sections 1530 and 3855 is as follows:

(1) The Company's marketable securities are classified as "available-for-sale" and are measured at fair value. Changes in fair value are recognized in other comprehensive income until their disposition, at which time they are transferred to net income. Investments in securities having quoted market values and which are publicly traded on a recognized securities exchange and for which no sales restrictions apply are recorded at values based on the current bid prices.

The Company's investments in equity securities that do not have a quoted market price in an active market are measured at cost. As at January 31, 2007 and April 30, 2007, the Company did not have any such investments.

As at January 31, 2007, marketable securities are carried at cost.

(2) The Company has recorded the following transition adjustments in its consolidated financial statements as at February 1, 2007 resulting from the adoption of sections 1530 and 3855:

i)   an increase of $32,596, representing a fair value adjustment to the value of marketable securities; and

ii)   an increase in accumulated other comprehensive income of $32,596, representing the fair value adjustment of marketable securities of $26,709, net of taxes of $5,887 and recovery of capital loss carryforwards of $5,887.

(3) The Company has evaluated the impact of section 3865 on its consolidated financial statements and determined that no adjustments are currently required.

The adoption of these Handbook Sections had no impact on opening deficit.



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended April 30, 2007
(Unaudited)

2. Basis of Presentation and Accounting Policies (Continued)

Future accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual consolidated financial statements for the Company's reporting period beginning on February 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. .

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

3. Mineral Properties

On a quarterly basis, management of the Company review exploration costs to ensure mineral properties include only costs and projects that are eligible for capitalization.

For a description of the mineral properties, refer to Note 5 of the audited consolidated financial statements as at January 31, 2007.



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended April 30, 2007
(Unaudited)

4. Equipment

	April 30, 2007		January 31, 2007	
Cost				
Exploration equipment	$	2,808,573	$	2,808,573
Office equipment		21,253		21,253
		2,829,826		2,829,826
Accumulated amortization				
Exploration equipment		904,516		759,636
Office equipment		14,171		13,798
		918,687		773,434
Net carrying value				
Exploration equipment		1,904,057		2,048,937
Office equipment		7,082		7,455
	$	1,911,139	$	2,056,392

5. Share Capital

Authorized
The authorized capital of the Company consists of an unlimited number of common shares without par value.

Issued
Changes in the Company's share capital were as follows:

Common shares issued	Shares		Amount
Balance, January 31, 2007	78,275,275	$	25,403,464
Shares issued on warrants exercised	3,843,050		1,659,467
Fair value of warrants exercised	-		550,178
Shares issued on stock options exercised	960,000		215,560
Balance, April 30, 2007	83,078,325	$	27,828,669



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended April 30, 2007
(Unaudited)

6.   **Warrants**

The following table reflects the continuity of warrants:

	Number of Warrants	Weighted Average Exercise Price	
Balance, January 31, 2007	11,219,283	$	1.22
Exercised	(3,979,550)		0.50
Expired	(266,237)		0.50
Balance, April 30, 2007	6,973,496	$	1.66

The following table reflects the fair value of share purchase warrants and broker's warrants currently outstanding as at April 30, 2007:

Expiry Date	Exercise Price CDN ($)	Number of Warrants	Fair Value ($)
May 5, 2007	0.50	485,500	90,831
April 26, 2008	1.75	6,487,996	2,847,058
		6,973,496	2,937,889

Shares to be issued

The Company received $58,942 for the exercise of 136,500 warrants at a price of $0.50CDN. These shares were issued subsequent to April 30, 2007. Fair value associated to these warrants was $20,896.

7.   **Stock Options**

The following table reflects the continuity of stock options:

	Number of Stock Options	Weighted Average Exercise Price	
Balance, January 31, 2007	7,826,500	$	0.79
Exercised	(960,000)		0.26
Balance, April 30, 2007	6,866,500	$	0.87



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended April 30, 2007
(Unaudited)

7. Stock Options (Continued)

The following table reflects the stock options outstanding and exercisable as at April 30, 2007:

Expiry Date	Exercise Price CDN ($)	Options Outstanding	Fair Value ($)
May 13, 2007	0.40	555,000	-
December 12, 2008	0.265	220,000	27,734
May 4, 2009	0.36	675,000	127,386
April 13, 2010	0.39	800,000	238,022
May 16, 2010	0.29	1,080,000	232,098
January 20, 2011	0.87	130,000	90,731
May 2, 2011	1.44	3,123,000	3,676,901
October 12, 2011	0.75	283,500	162,005
		6,866,500	4,554,877

8. Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended April 30,	
	2007	2006
Numerator:		
Loss for the period	$ (41,705)	$ (863,469)
Denominator:		
Weighted average number of common share outstanding for basic and diluted loss per share	79,653,626	60,035,942
Basic and diluted loss per share	$ (0.00)	$ (0.01)

The stock options and common share purchase warrants were not included in the computation of diluted loss per share for the three months ended April 30, 2007 and April 30, 2006 as their inclusion would be anti-dilutive.



- 17 -

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended April 30, 2007
(Unaudited)

9.   Related Party Transactions

		Three Months Ended April 30,		
		2007		2006
Due from related parties:				
The President and Director of the Company (i)	$	18,568	$	13,890
Sharpe Resources Corporation (ii)		113,431		112,452
	$	131,999	$	126,342

(i) This advance is unsecured, non-interest bearing and has no set terms of repayment

(ii) Sharpe is related to the Company because of common management. This advance is unsecured, non-   interest bearing and has no set terms of repayment.

Consulting fees and payroll in the three months ended April 30, 2007 include a bonus of $215,560 (2006-nil) and salary of $67,306 (2006-$26,494) paid to the President of the Company and salary of $16,156 (2006-nil) paid to the Chief Financial Officer of the Company.

Consulting fees and payroll include salary of $23,905 (2006-$13,170) paid to an employee who is also a family member of the President and Director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10.   General and Administrative

		Three Months Ended April 30,		
		2007		2006
Advertising and promotion	$	14,473	$	27,444
Corporate development		34,241		23,523
Insurance		12,585		7,036
Office and general		30,191		17,138
Professional fees		49,452		4,049
Travel		-		957
	$	140,942	$	80,147



Royal Standard Minerals Inc.
(Expressed in United States Dollars)
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
Three Months Ended April 30, 2007
(Unaudited)

11.   Contingencies and Commitments

As further explained in Note 14 to the audited consolidated financial statements as of and for the year ended January 31, 2007, the Company is engaged in several matters of litigation, one of which involves a dissident group of shareholders requesting that a special meeting of the shareholders be called to consider the removal and replacement of the existing board of directors of the Company. The Company filed a lawsuit on October 11, 2006, in the United States District Court for the Central District of California alleging violations of the Securities Exchange Act of 1934 and sought an injunction against the group. On June 17, 2007, the Court preliminarily enjoined the dissident group and all persons acting in concert with them from, among other things, voting or causing to be voted all shares that are owned or controlled or directed by any of them or attempting to influence management or any of the Company's business relationships or becoming involved in a sale or merger of the Company or any of its assets. Trial is currently scheduled to begin on September 14, 2007.

Refer to Notes 14 and 15 of the January 31, 2007 audited consolidated financial statements for other Company commitments and contingencies.

12.   Subsequent Events

Subsequent to April 30, 2007, options to acquire 550,000 shares of common stock, expiring May 13, 2007, were exercised at a price of $0.40 per share. Also, options to acquire 500,000 shares of common stock at an exercise price of $1.44 per share and expiring May 2, 2011, were cancelled.